

Simon Yuen · 2nd

CEO/CTO at Skycart

San Jose, California, United States ·

Contact info

500+ connections

 **1 mutual connection:** Douglas Burnet

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 Skycart

 **Stanford University**

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Experience



Skycart
6 yrs 7 mos

CEO/CTO
Sep 2018 – Present · 2 yrs 11 mos
San Jose

Using drones to Save Lives and Deliver Happiness on demand 24/7

CTO/COO
Jan 2015 – Oct 2018 · 3 yrs 10 mos
San Jose, Ca

UAS for logistics. NASA and FAA partner.

Sr Software Engineer
CopyPro/BioMicroLab
Sep 2014 – Mar 2016 · 1 yr 7 mos
Concord, California

Developed IOT devices for a networked in home medical care system.

Founder
Pegasus Robotics
Jul 2013 – Jan 2015 · 1 yr 7 mos

UAS development.

Project Lead
Bay Area Fight for Wildlife / Drones for Good
Sep 2013 – Apr 2014 · 8 mos
Fremont

Development of low cost fixed wing UAS solutions to protect endangered wildlife in Africa.
Group renamed to "Drones for Good" to reflect drone use for good around the world including wildlife protection.

Sr. Software Engineer
Pelagic Pressure Systems
Sep 2012 – Jun 2013 · 10 mos
San Leandro, Ca.

Development of underwater life support systems and dive
computers for Oceanic, Aeris, and Hollis brands. Software
development for MSP430, ARM9, Cortex A8, and Android with
emphasis on power conservation. Bluetooth 4.0 Lo ...see more

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Education



Stanford University
Artificial Intelligence
2013



University of California, Berkeley
Remote Sensing
2013



San Francisco State University
BSEE, Computer Engineering, minor Business
1995 – 1999
Activities and Societies: IEEE, Alpha Phi Omega

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Licenses & certifications

Hardware Security
Coursera Course Certificates
Issued Apr 2017 · No Expiration Date
Credential ID U56N5H5CP898

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Budgeting and Scheduling Projects
Coursera Course Certificates
Issued Jul 2016 · No Expiration Date
Credential ID XBGZ2PV6VJF5

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Foundations of Everyday Leadership
Coursera Course Certificates

Issued Jul 2016 · No Expiration Date
Credential ID V5K7X3CHD3XP

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